UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 14, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

August 14, 2026

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (Prime Market))

Announcement regarding Capital Ratio as of June 30, 2026

Mizuho Financial Group, Inc. hereby announces Capital Ratio as of June 30, 2026, as shown in the appendix.

Capital Ratio

	Consolidated		(%, Billions of yen)

Mizuho Financial Group International Standard	As of June 30, 2026	Change	As of March 31, 2026
(1) Total Capital Ratio	17.74	0.13	17.61
(2) Tier 1 Capital Ratio	15.94	0.21	15.73
(3) Common Equity Tier 1 Capital Ratio	13.51	0.35	13.16
(4) Total Capital	14,590.7	337.9	14,252.8
(5) Tier 1 Capital	13,107.9	374.3	12,733.5
(6) Common Equity Tier 1 Capital	11,110.0	459.5	10,650.5
(7) Risk-weighted Assets	82,213.7	1,288.4	80,925.3
(8) Total Required Capital (7)x8%	6,577.1	103.0	6,474.0

	Consolidated			Non-Consolidated
Mizuho Bank International Standard	As of June 30, 2026	Change	As of March 31, 2026	As of June 30, 2026
(1) Total Capital Ratio	16.56	0.18	16.38	15.39
(2) Tier 1 Capital Ratio	14.59	0.21	14.38	13.28
(3) Common Equity Tier 1 Capital Ratio	11.95	0.38	11.57	10.45
(4) Total Capital	12,546.0	384.1	12,161.9	10,818.4
(5) Tier 1 Capital	11,054.9	381.8	10,673.0	9,333.8
(6) Common Equity Tier 1 Capital	9,055.8	469.0	8,586.8	7,347.0
(7) Risk-weighted Assets	75,754.9	1,549.3	74,205.5	70,274.2
(8) Total Required Capital (7)x8%	6,060.3	123.9	5,936.4	5,621.9

	Consolidated			Non-Consolidated
Mizuho Trust & Banking Domestic Standard	As of June 30, 2026	Change	As of March 31, 2026	As of June 30, 2026
(1) Capital Ratio	31.05	1.77	29.28	30.78
(2) Core Capital	444.7	8.3	436.4	424.8
(3) Risk-weighted Assets	1,432.0	(58.0)	1,490.0	1,380.0
(4) Total Required Capital (3)x4%	57.2	(2.3)	59.6	55.2

	Consolidated			Non-Consolidated
Mizuho Trust & Banking International Standard (Reference)	As of June 30, 2026	Change	As of March 31, 2026	As of June 30, 2026
(1) Total Capital Ratio	33.98	1.66	32.32	33.81
(2) Tier 1 Capital Ratio	33.92	1.67	32.25	33.75
(3) Common Equity Tier 1 Capital Ratio	33.92	1.68	32.24	33.75